貝克·麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

05013223

RECEIVED
2005 DEC 12 P 2:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

5 December 2005

Our ref: 32002208-000003
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated 18 November 2005, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li

Allen Shyu/Michelle Li

Encl.

PROCESSED
DEC 13 2005
THOMSON FINANCIAL

12/13

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on November 18, 2005

1. Announcement re. Connected Transaction: Purchase Containers released on 30 November 2005.

中海集装箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

CONNECTED TRANSACTION: PURCHASE OF CONTAINERS

The board of directors (the "Board") of China Shipping Container Lines Company Limited (the "Company") is pleased to announce that China Shipping Container Lines (Asia) Co., Ltd. ("CS Asia"), a subsidiary of the Company, and Dong Fang International Container (Lianyungang) Co., Ltd. ("DFIC") entered into a container purchase agreement (the "Agreement") on 30 November 2005 whereby CS Asia had agreed to purchase and DFIC had agreed to sell an aggregate of 7,000 twenty-foot equivalent units ("TEU") of new steel type general purpose containers (the "Containers") at a total cash consideration of US$10,581,500 (equivalent to approximately HK$82,112,440).

DFIC is a connected person (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of the Company. Hence, the Agreement constitutes a connected transaction of the Company under the Listing Rules. CS Asia had previously purchased 13,000 TEU of steel type general purpose containers (the "Previous Containers") from DFIC at a total cash consideration of US$20,724,500 (equivalent to approximately HK$160,822,120) as referred to in the announcement of the Company dated 31 October 2005. The aggregate consideration payable for the purchase of the Containers and the Previous Containers does not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32 of the Listing Rules, the Agreement is therefore exempted from the independent shareholders' approval requirement applicable to connected transactions under the Listing Rules, but is still subject to the relevant disclosure requirements and reporting requirements.

1. The Agreement

(a) *Date*

30 November 2005

(b) *Parties*

Seller: DFIC, a connected person of the Company
Buyer: CS Asia, a wholly-owned subsidiary of the Company

(c) *The Containers*

Pursuant to the Agreement, CS Asia had agreed to purchase and DFIC had agreed to sell an aggregate of 7,000 TEU of new steel type general purpose containers

(d) *Consideration*

Pursuant to the Agreement, CS Asia had agreed to purchase the Containers from DFIC at a total cash consideration of US$10,581,500 (equivalent to approximately HK$82,112,440). Details of the consideration payable for each type of container and other terms of sale are set out below:

(i) Type: 20 feet general purpose container
Unit price per Container: US$1,640
Place of delivery: such depots designated by CS Asia in Shanghai, Ningbo, Qingdao, Tianjin and/or Dalian
Number of units: 3,000
Consideration: US$4,920,000 (equivalent to approximately HK$38,179,200)

(ii) Type: 20 feet general purpose container
Unit price per Container: US$1,690
Place of delivery: such depots designated by CS Asia in Shenzhen and surrounding areas
Number of units: 500
Consideration: US$845,000 (equivalent to approximately HK$6,557,200)

(iii) Type: 40 feet general purpose container
Unit price per Container: US$2,704
Place of delivery: such depots designated by CS Asia in Shenzhen and surrounding areas
Number of units: 1,250
Consideration: US$3,380,000 (equivalent to approximately HK$26,228,800)

(iv) Type: 40 feet general purpose container (high type)
Unit price per Container: US$2,873
Place of delivery: such depots designated by CS Asia in Shenzhen and surrounding areas
Number of units: 500
Consideration: US$1,436,500 (equivalent to approximately HK$11,147,240)

The total consideration was determined on the basis of arm's length negotiations between CS Asia and DFIC, after CS Asia taking into account the unit prices quoted by independent third parties. The unit prices currently quoted by independent third parties to CS Asia were higher than the unit prices charged by DFIC set out above.

(e) *Delivery Time*

The Containers are to be delivered during the period from 30 November 2005 to 7 December 2005.

(f) *Payment*

The total cash consideration for the Containers shall be paid to DFIC within 60 days after the signing of the Agreement. Such consideration will be funded from bank facilities available to CS Asia.

2. Reason for the purchase

As the shipping capacity of the Company and its subsidiaries (the "Group") has increased significantly (i.e. the shipping capacity of the Group has reached 343,535 TEU as at the date of this announcement), the Group is in great need of additional containers to support its increased shipping volume at this stage. The Board (including the independent non-executive directors) believes that the terms of the Agreement (including the consideration) are fair and reasonable, in the interests of the Company and the shareholders of the Company as a whole and no less favourable to the Company than terms available from independent third parties. Particulars of the Agreement will be disclosed in the Company's annual report for the year ending 31 December 2005.

3. General Information

The Group is principally engaged in the operation and management of international and domestic container marine transportation.

DFIC is principally engaged in the design, manufacture and sale of containers.

DFIC is a wholly-owned subsidiary of China Shipping (Group) Company, which is the controlling shareholder of the Company. Therefore, DFIC is a connected person of the Company. Hence, the Agreement constitutes a connected transaction of the Company under the Listing Rules. CS Asia had previously purchased the Previous Containers from DFIC at a total cash consideration of US$20,724,500 (equivalent to approximately HK$160,822,120) as referred to in the announcement of the Company dated 31 October 2005. The aggregate consideration payable for the purchase of the Containers and the Previous Containers does not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32 of the Listing Rules, the Agreement is therefore exempted from the independent shareholders' approval requirement applicable to connected transactions under the Listing Rules, but is still subject to the relevant disclosure requirements and reporting requirements.

By order of the Board of
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
30 November 2005

The Board as at the date of this announcement comprises of Mr. Li Kelin, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

The exchange rate adopted in this announcement for illustration purposes only is US$1.00=HK$7.76

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

• 1 DEC 2005
SOUTH CHINA MORNING POST